January 27, 2025

Lin Li
Chief Executive Officer
Northann Corp.
2251 Catawba River Rd
Fort Lawn, SC 29714

       Re: Northann Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 14, 2025
           File No. 333-284033
Dear Lin Li:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your response to comment 1. Please revise to include cross-references to your consolidated financial statements.
Prospectus Summary, page 3

2. We note your response to comment 3. Please revise to include cross-references to the more detailed discussion of these risks in the prospectus.
 January 27, 2025
Page 2
General

3. In an appropriate place in your filing, please update your executive compensation disclosure for the fiscal year ended 2024. In this regard, December 31, 2024 appears to be your last completed fiscal year. Refer to Item 402 of Regulation S-K and
       Question 117.05 of the Regulation S-K Compliance & Disclosure Interpretations,
       available on our public website.

       Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Henry Yin, Esq.